ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 6, 2018	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset/Claymore Inflation-Linked Opportunities & Income Fund (File Nos. 005-81261, 811-21477) (the “Fund”) Filing Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter provides the Fund’s responses to comments on the preliminary proxy statement of the Trust, filed on March 23, 2018, that Mr. Keith Gregory provided by telephone to Adam Schlichtmann. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the preliminary proxy statement.

1.	Please note that the Fund is responsible for the accuracy and adequacy of its disclosure notwithstanding any review, comments, actions or absence of action by the Staff.

Response:	The Fund acknowledges the comment.

2.	Please update or complete any missing or bracketed information in the proxy statement. Please note that comments made in one section are applicable to the remainder of the disclosure in the proxy.

Response:	The Fund acknowledges the comment.

3.	On the first page of the proxy statement following the meeting notice, please include the location of the meeting where the date and time are listed in the first paragraph.

Response:	The requested change has been made.

4.	We note the phrase “For these and other related services” in reference to the proxy solicitor. Please take note of the requirements of Item 4(a)(3) of Schedule 14A that requires disclosure of the material features of any contract with a paid solicitor. Accordingly, please disclose any such related services that are material.

Response:	The requested change has been made.

5.	Please disclose how improperly marked proxy cards will be voted.

Response:	Disclosure has been added in response to this comment.

6.	We note the phrase “Under the Fund’s classified Board structure, ordinarily only the Trustee(s) in a single Class may be replaced in any one year … .” Please explain in disclosure the meaning of the term ordinarily in this context. For example, if the election of Mr. Nyberg is not within the ordinary course of events for an election of a Trustee pursuant to the Fund’s classified board structure, please explain that.

Response:	The Fund has not revised its disclosure in response to this comment. Mr. Nyberg’s nomination is within the ordinary course of events for an election of a Trustee pursuant to the Fund’s classified board structure. As explained in the paragraphs preceding the sentence in question, each Trustee is a member of a class of Trustees and serves for a three year term. At each annual meeting, successors to the class of trustees whose term expires at that annual meeting will be elected for a three-year term. This is the ordinary course referenced in the comment.

7.	We note the sentence that reads: “It is the intention of the persons designated as proxies in the proxy card, unless otherwise directed therein, to vote at the Annual Meeting for the re-election of Mr. Nyberg.” Please revise the language to be consistent with the requirement that of Rule 14a-4(e) that the proxy must vote as directed.

Response:	The Fund has revised its disclosure.

8.	We note the sentence that reads: “If the nominee is unable or unavailable to serve, the persons named in the proxies will vote the proxies for such other person as the Board of Trustees may recommend.” Please revise this sentence to be consistent with Rule 14a-4(c)(5).

Response:	The requested change has been made.

9.	Please include the information required by Item 22(b)(6) of Schedule 14A.

Response:	The table is omitted because none of the persons covered by the table is a record or beneficial owner (within the meaning of the item) of applicable securities.

10.	Please ensure the share ownership information included in response to Item 22(b)(5) is being provided as of the most recent practicable date.

Response:	The Fund acknowledges the comment.

11.	In the paragraph headed “Required Vote” for Item 1, please add disclosure indicating that under a plurality vote the trustee nominee who receives the highest number of votes will be elected even if he or she receives approval from less than a majority of the votes cast if no other nominee receives a greater number of votes. Please also state that because the nominee is running unopposed, he is expected to be elected as all votes cast in favor of his election will be counted toward his election while votes not cast or votes to withhold will have no effect on the election outcome.

Response:	The Fund has added disclosure about meaning of plurality voting, but has not added disclosure about the expected outcome of the election.

12.

In the first sentence under the heading “INFORMATION CONCERNING THE INVESTMENT ADVISER, THE INVESTMENT MANAGERS AND THE FUND’S OFFICERS”, consider using the actual name of investment adviser instead of the term “investment adviser” and consider indicating that such party is the investment adviser to the fund. In the next line down, consider replacing investment manager with sub-adviser.

Response:	The requested changes have been made.

13.	In the first paragraph under the heading “BACKROUND” with respect to Proposal 2, disclose the rate of compensation of the current sub-advisers, including the Western Asset Affiliates, in response to Item 22(c)(1)(ii). Also disclose the aggregate amount of fees paid to the investment advisers and any affiliated person of the investment adviser, during the Fund’s last fiscal year in response to Item 22(c)(1)(iii).

Response:	The requested information is disclosed in the proxy statement.

14.	In the next paragraph, break out how the 24 basis points difference was arrived at (even though it is discussed later on).

Response:	Additional disclosure has been added in response to this comment.

15.	For ease of readability, consider breaking the following paragraph into two paragraphs so there is a separate paragraph that discusses the administrative services, including elimination of the minimum annual administrative services fee. Also, state affirmatively that the changes that the administrative services agreement does not require shareholder approval.

Response:	The Fund has not revised its disclosure in response to the first part of this comment because the purpose of the paragraph is to describe the new structure (in contrast to the existing structure and summary of changes immediately preceding this paragraph) and elimination of the minimum administrative services fee is described. The disclosure has been revised to state that the amendment of the administrative services agreement is not subject to shareholder approval.

16.	Briefly describe what would happen if proposal 2(a) is not approved.

Response:	Additional disclosure has been added in response to this comment.

17.	Under the heading “Comparison of the Current and Proposed Advisory Agreements,” please revise the following sentence: “The form of the Proposed Advisory Agreement is attached in Appendix A hereto and the description of the Proposed Advisory Agreement is qualified in its entirety by reference to Appendix A hereto.” The Fund cannot qualify its description of the proposed advisory agreement. The description of all material terms of the agreement must be included in the proxy statement. Please delete that portion of the sentence.

Response:	The Fund has not revised its disclosure in response to this comment. The Fund believes that the body of the proxy statement appropriately describes the terms of the proposed contract and the material differences between the proposed contract and the existing contract, and that qualifying that disclosure by reference to the agreement itself is not inconsistent with the requirements of the proxy rules.

18.	In the paragraph titled “Duties and Obligations” the phrase “Western Asset may delegate any or all of its duties to one or more investment advisers” is used. Please consider revising it to say “one or more investment sub-advisers” Also consider clarifying that such delegation relates to the purchase and sale of securities by the Fund.

Response:	No disclosure has been changed in response to this comment.

19.	In the paragraph above the fee and expense table, revise the disclosure to clarify why there is a difference between Average Weekly Assets and average net assets.

Response:	The requested change has been made.

20.	Supplementally explain how administrative services fees are accounted for in the fee table.

Response:	They are included in the caption “Other Expenses.”

21.	Reference is made to the paragraph following the expense example table. Consider using a tabular format to compare the prior and proposed advisory fee rates.

Response:	The requested change has been made.

22.	In the first paragraph under the heading “Proposal 2(b), 2(c) and 2(d)—Sub-Advisory Agreements,” please provide enhanced disclosure regarding the following sentence “In such event, the Board of Trustees will determine a course of action believed by the Board of Trustees to be in the best interests of the Fund and its shareholders.”

Response:	The requested change has been made.

23.	In the following sentence, please clarify that each Western Asset Affiliate is paid fees only for that portion of the Fund’s portfolio that it manages: “The Current Sub-Advisory Agreements provide for a sub-advisory fee payable by Western Asset, not the Fund, to each Western Asset Affiliate at an annual rate of 0.27%, paid monthly, calculated as a percentage of the Fund’s Average Weekly Assets.”

Response:	The requested change has been made.

24.	Please disclose whether the Board considered (i) a comparison of fees charged by peer investment advisers and sub-advisers and/or (ii) a comparison of performance by other potential advisers or sub-advisers with expertise similar to Western Asset and its affiliates.

Response:	The requested changes have been made.

25.	Please briefly explain the meaning of “more streamlined advisory arrangements” as well as how the long-term viability of the current advisory/sub-advisory structure was uncertain.

Response:	The Fund’s disclosure has been revised in response to this comment.

26.	Please clarify what “other benefits” were considered by the Board or delete that section.

Response:	The Fund’s disclosure has been revised in response to this comment.

27.	Please disclose whether the Board considered whether the increase in administrative services fees and the elimination of the minimum such fee were in the best interests of the Fund and its shareholders.

Response:	The requested change has been made.

28.	Please ensure that the proxy statement complies with the notice and other requirements of Rule 14a-16 regarding the internet availability of proxy materials.

Response:	The Fund acknowledges the comment.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/Adam M. Schlichtmann

Adam M. Schlichtmann